FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 27, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 _______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 27, 2016 – ARM Holdings PLC Reports Results for the Second Quarter 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER 2016

A conference call discussing these results will be audiocast today at 09.30 BST at www.arm.com/ir

CAMBRIDGE, UK, 27 JULY 2016 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the quarter ended 30 June 2016.

Q2 2016 – Financial Summary	Normalised*			IFRS
	Q2 2016	Q2 2015	% Change	Q2 2016	Q2 2015	% Change
Revenue ($m)	387.6	357.1	9%	387.6	357.1	9%
Revenue (£m)	267.6	228.5	17%	267.6	228.5	17%
Operating expenses (£m)	130.7	99.3	32%	162.6	127.3	28%
Operating margin	47.6%	52.9%		35.4%	40.4%
Profit before tax (£m)	130.1	123.9	5%	95.9	94.7	1%
Earnings per share (pence)	8.6	7.3	18%	6.3	5.4	17%
Net cash generation (£m) **	127.9	93.3
Effective revenue fx rate ($/£)	1.45	1.56
H1 2016 – Financial Summary	Normalised*			IFRS
	H1 2016	H1 2015	% Change	H1 2016	H1 2015	% Change
Revenue ($m)	785.6	705.2	11%	785.6	705.2	11%
Revenue (£m)	544.1	456.0	19%	544.1	456.0	19%
Operating expenses (£m)	263.7	199.3	32%	319.6	242.7	32%
Operating margin	48.1%	52.3%		37.6%	42.5%
Profit before tax (£m)	267.6	244.4	9%	208.0	198.1	5%
Earnings per share (pence)	16.8	14.4	17%	12.8	11.4	12%
Net cash generation (£m) **	208.5	161.8
Effective revenue fx rate ($/£)	1.44	1.55

*	Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, share of results of joint ventures, intangible amortisation, Linaro-related charges and profit/loss on disposal of investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document – see notes 12.8 and 12.11.
**	Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments less interest accrued and short-term borrowings, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related charges, share-based payroll taxes, investment in and loans to joint ventures, payments related to Linaro, and deducting inflows from share option – see notes 12.3 to 12.7.

Q2 2016 Financial Summary

•	Group revenues in US$ up 9% year-on-year (£ revenues up 17%)

•	Processor licensing revenues in US$ up 14% year-on-year (£ revenues up 24%)

•	Processor royalty revenues in US$ up 11% year-on-year, outperforming the industry by 14 pp1 (£ revenues up 19%)

•	Normalised operating expenses of £130.7 million at the lower end of the guided range of £130-133 million

•	Normalised PBT up 5% year-on-year (IFRS up 1%). Normalised EPS up 18% (IFRS up 17%)

•	Interim dividend increased by 20%

•	Acquired Apical, a global leader in imaging and embedded computer vision

•	Announcement of a strategic partnership with the Chinese private equity firm HOPU Investment Management, launching an industry fund focused on the Internet of Things, smart devices, big data and cloud computing

Progress on long-term growth drivers in Q2 2016

•	Growth in adoption of ARM® processor technology

o	25 processor licences signed by a broad range of major technology companies

o	Major strategic design wins announced with leading organisations including NASA for embedded computing, and Fujitsu and RIKEN for high-performance supercomputing

•	Strong demand for ARM’s most advanced technology

o	Five licences signed for ARM Cortex-A technology for high-performance and high-efficiency apps processors

o	Architecture licence signed with Guizhou Huaxintong Semiconductor, the joint venture between Qualcomm and Guizhou Province that will develop advanced server chipsets for the Chinese market

o	Physical IP platform licence signed for 10nm technology

•	Growth in shipments of chips based on ARM technology

o	3.6 billion ARM-based chips shipped, up 9% year-on-year
o	Rising penetration of advanced technologies such as Mali and octa core in mobile and consumer devices

1 Relevant industry revenues were down 3%, World Semiconductor Trade Statistics, July 2016

Outlook

Given the restrictions placed on forward-looking statements as a result of the recommended offer by SoftBank for ARM, it is not appropriate to provide the usual full-year 2016 revenue guidance.

Simon Segars, Chief Executive Officer, said:

“Our royalty revenue growth continues to outperform the wider semiconductor industry, driven by market share gains and the increasing adoption of ARM’s latest technologies. With more end-users selecting ARM technology for products ranging from sensors to satellites to supercomputers, we expect this outperformance will continue.

“ARM is continuing to invest in products that will support our partners’ roadmaps as they develop next-generation technologies such as 5G networks, autonomous vehicles and the Internet of Things. Our recent acquisition of Apical enhances our expertise in visual computing, a rapidly-advancing field which is enabling smart buildings, augmented reality, self-driving cars and advanced robotics. As new technologies are created and new markets emerge, ARM will continue to evolve its products and business models to capture the opportunities ahead.”

Q2 2016 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2016	Q2 2015	% Change	Q2 2016	Q2 2015	% Change
Technology Licensing
Processors	147.6	129.5	14%	102.2	82.2	24%
Physical IP	13.7	21.5	-37%	9.4	13.6	-31%
Total Technology Licensing	161.3	151.0	7%	111.6	95.8	16%
Technology Royalty
Processors	176.7	158.9	11%	121.9	102.5	19%
Physical IP	19.9	17.0	18%	13.7	11.0	25%
Total Technology Royalty	196.6	175.9	12%	135.6	113.5	19%
Software and Tools	15.3	13.7	11%	10.7	8.8	22%
Services	14.4	16.5	-12%	9.7	10.4	-7%
Total Revenue	387.6	357.1	9%	267.6	228.5	17%

H1 2016 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2016	H1 2015	% Change	H1 2016	H1 2015	% Change
Technology Licensing
Processors	283.0	238.8	19%	194.4	153.2	27%
Physical IP	26.7	45.5	-41%	18.1	29.2	-38%
Total Technology Licensing	309.7	284.3	9%	212.5	182.4	16%
Technology Royalty
Processors	368.5	326.4	13%	257.4	212.6	21%
Physical IP	43.7	34.1	28%	30.6	22.4	36%
Total Technology Royalty	412.2	360.5	14%	288.0	235.0	23%
Software and Tools	34.9	28.4	23%	24.3	18.4	32%
Services	28.8	32.0	-10%	19.3	20.2	-4%
Total Revenue	785.6	705.2	11%	544.1	456.0	19%
***	Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and use the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

Contacts:

Sarah West/Ambre Tanty-Lamothe	Ian Thornton/Phil Sparks
Brunswick +44 207 404 5959	ARM Holdings plc +44 1223 400400

Financial review

All measures are IFRS unless otherwise stated; see section “Use of non-IFRS measures” below.

Total revenues

Total dollar revenues in Q2 2016 were $387.6 million, up 9% versus Q2 2015. Q2 sterling revenues of £267.6 million were up 17% year-on-year.

Half-year dollar revenues in 2016 amounted to $785.6 million, up 11% on H1 2015. Half-year sterling revenues in 2016 amounted to £544.1 million, up 19% on H1 2015.

Licence revenues

Total dollar licence revenues in Q2 2016 increased by 7% year-on-year to $161.3 million, representing 42% of Group revenues. Licence revenues comprised $147.6 million from processor licences and $13.7 million from physical IP licences. Processor licence revenue was up 14% year-on-year driven by 25 processor licences signed. Physical IP was down 37% year-on-year, due to the timing of engineering milestones and a trend to more single-use POP licences.

Group order backlog at the end of Q2 2016 was down around 10% sequentially.

Total sterling licence revenues in Q2 2016 increased by 16% year-on-year to £111.6 million, comprising £102.2 million from processor licences and £9.4 million from physical IP licences.

Royalty revenues

Total dollar royalty revenues in Q2 2016 were up 12% on Q2 2015 at $196.6 million, representing 51% of Group revenues. Royalty revenues comprised $176.7 million from processors and $19.9 million from physical IP. Processor royalty revenue grew 11% year-on-year, representing 14% outperformance vs relevant semiconductor industry revenues, which were down 3% year-on-year over the corresponding shipment period (calendar Q1 2016 compared to calendar Q1 2015). The outperformance was driven by continued market share gains and the increasing deployment of advanced ARM technologies.

Physical IP royalty revenue grew 18% year-on-year due to the increase in shipments of wafers using ARM’s physical IP at advanced nodes.

Total sterling royalty revenues in Q2 2016 increased by 19% year-on-year to £135.6 million, comprising £121.9 million from processor licences and £13.7 million from physical IP licences.

Other revenues

Sales of software and tools in Q2 2016 were $15.3 million, an increase of 11% year-on-year. Part of the year-on-year increase is the inclusion of revenues from the acquisition of Carbon Design Systems in Q3 2015. Service revenues were $14.4 million in Q2 2016, down 12% year-on-year. Together revenues from software and tools and services represented 7% of Group revenues.

Total sterling software and tools revenues in Q2 2016 were £10.7 million, an increase of 22% year-on-year. Service revenues were £9.7 million in Q2 2016, down 7% year-on-year.

Gross margins

Normalised gross margins in Q2 2016 were 96.4% compared to 96.7% in Q1 2016 and 96.3% in Q2 2015. IFRS gross margins in Q2 2016 were 96.2% compared to 96.5% in Q1 2016 and 96.1% in Q2 2015.

Normalised operating expenses and operating margin

Normalised operating expenses were £130.7 million in Q2 2016 compared to £132.9 million in Q1 2016 and £99.3 million in Q2 2015. The year-on-year increase is primarily due to the increase in headcount. This includes a charge of £3.1 million relating to the revaluation of monetary items and £0.8 million relating to Apical cost base since acquisition; excluding these items normalised operating expenses for Q2 2016 were £3.2 million below the guided range of £130 million to £133 million.

Normalised operating margin was 47.6% in Q2 2016, compared to 48.6% in Q1 2016 and 52.9% in Q2 2015.

Normalised research and development expenses were £67.9 million in Q2 2016, representing 25% of revenues, compared to £68.1 million in Q1 2016 and £51.1 million in Q2 2015. Normalised sales and marketing expenses were £24.2 million in Q2 2016, representing 9% of revenues, compared to £24.9 million in Q1 2016 and £21.1 million in Q2 2015. Normalised general and administrative expenses were £38.6 million in Q2 2016, representing 14% of revenues, compared to £39.9 million in Q1 2016 and £27.1 million in Q2 2015.

IFRS operating expenses and operating margin

Total IFRS operating expenses in Q2 2016 were £162.6 million (Q2 2015: £127.3 million). The IFRS operating margin was 35.4% (Q2 2015: 40.4%).

Total IFRS operating expenses in Q2 2016 include share-based payment costs and related payroll taxes of £24.0 million (Q2 2015: £17.4 million), plus amortisation of intangible assets and other acquisition-related charges of £7.9 million (Q2 2015: £3.2 million). In addition, in Q2 2015, total IFRS operating expenses include Linaro-related charges of £7.0 million and a loss on disposal of investments of £0.4 million. Total share-based payment costs and related payroll tax charges of £24.7 million in Q2 2016 were included within cost of revenues (£0.7 million), research and development (£17.3 million), sales and marketing (£3.5 million) and general and administrative (£3.2 million).

IFRS research and development expenses were £90.9 million in Q2 2016, compared to £86.3 million in Q1 2016 and £65.5 million in Q2 2015. Normalised sales and marketing expenses were £27.9 million in Q2 2016, compared to £28.0 million in Q1 2016 and £24.1 million in Q2 2015. Normalised general and administrative expenses were £43.8 million in Q2 2016, compared to £42.7 million in Q1 2016 and £37.7 million in Q2 2015.

Earnings and taxation

Normalised profit before tax in Q2 2016 was £130.1 million compared to £123.9 million in Q2 2015. After including acquisition-related charges and share-based payment costs, intangible amortisation and share of results of joint ventures, IFRS profit before tax was £95.9 million in Q2 2016 compared to £94.7 million in Q2 2015.

The Group's effective normalised tax rate was 6.0% in Q2 2016 (IFRS: 6.2%). This quarter’s effective tax rate is lower than the prior quarters due to the release of a tax provision of £11.5 million following the receipt of correspondence from a tax authority.

In Q2 2016, normalised fully diluted earnings per share were 8.6 pence (34.6 cents per ADS2) compared to 7.3 pence (34.4 cents per ADS) in Q2 2015. IFRS fully diluted earnings per share in Q2 2016 were 6.3 pence (25.5 cents per ADS) compared to 5.4 pence (25.6 cents per ADS) in Q2 2015.

Balance sheet

Intangible assets at 30 June 2016 were £1,056.3 million, comprising goodwill of £874.2 million and other intangible assets of £182.1 million, compared to £671.0 million and £89.7 million respectively at 31 March 2016.

Total accounts receivable were £221.5 million at 30 June 2016, compared to £224.9 million at 31 March 2016; see note 6 for more information. Available-for-sale current assets have risen £24.2 million since 31 December 2015, primarily due to increases in the share price of Thunder Software Technology Co Ltd, which listed on the Shenzhen Stock Exchange in December 2015.

2 Each American Depositary Share (ADS) represents three shares.

Net cash generation and interim dividend

Net cash generation in Q2 2016 was £127.9 million. Net cash at was £805.2 million, compared to £1,005.9 million at 31 March 2016. See note 12.1 for the components of the net cash figure – these include a short-term borrowing facility of £55.0 million which was repaid on 11 July 2016.

In respect of the year to 31 December 2016, the directors are declaring an interim dividend of 3.78 pence per share, an increase of 20% over the 2015 interim dividend of 3.15 pence per share; see note 5 for details of the record date and payment date.

In Q2 2016, 2.0 million shares were bought back at a total cost of £18.8 million.

Technology Licensing

Processor licensing

In Q2 2016 ARM signed 25 processor licences, reflecting the ongoing demand for ARM’s latest technology. ARM signed licences with thought-leading semiconductor companies in each of its target end markets including smartphone application processors, networking, servers and deeply embedded computing.

Included within the 23 companies signing licences were 12 acquiring their first ever ARM processor licence. One of these was Guizhou Huaxintong, a joint venture between Qualcomm and China’s Guizhou province. The venture will accelerate advanced server chipset technologies in the rapidly expanding Chinese server market, the second largest data center market in the world.

Five of the licences signed were for ARM’s Cortex-A series processors, mainly for use in smartphones and networking infrastructure applications. This included a licence for a next-generation processor for premium mobile devices.

Thirteen of the licences signed in Q2 were for Cortex-M class processors for use in the key components of smart connected devices: microcontrollers, smart sensors and low-power wireless communication chips. One of these was a license for the next-generation processor codenamed “Teal” for energy-efficient and secure embedded applications.

Two of the licences were for Cortex-R class processors for use in advanced memory control and wireless communications applications.

ARM signed two licences for its Mali multimedia processors for use in mobile computing devices and digital TVs.

Q2 2016 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*		2	2	500
Cortex-A	4	1	5	252
Cortex-R	2		2	71
Cortex-M	5	8	13	388
Mali	2		2	135
Architecture		1	1	20
Subscription**				13
Total	13	12	25	1,379
*	Includes ARM7, ARM9, ARM10 and ARM11

**	Includes CPU and Mali subscription licences
†	Includes all extant licences that are expected to generate royalties

Physical IP licensing

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. ARM has two types of physical IP: royalty-bearing platform IP, which is licensed to foundries, and POP IP, which is licensed to semiconductor companies.

Foundries require a platform licence for each manufacturing process on which they wish to deploy ARM physical IP. ARM has signed more than one hundred platform licences, from 250nm to 7nm. During the quarter ARM signed an agreement with an important foundry for their new 10nm manufacturing process. POP IP licenses enable semiconductor companies to optimise the power, performance and manufacturing cost of their ARM-based chips on a particular manufacturing process. ARM has signed more than 90 POP licenses, including two signed in Q2 2016.

A recent trend in the industry has seen foundries introduce new manufacturing processes on older nodes, e.g. the low power derivatives for 55/40/28nm announced by TSMC, Samsung and UMC. Process iterations are becoming more frequent, and in the long-run, we expect this trend will increase demand for platform physical IP. In the near-term, however, this trend has impacted the mix of POP IP licenses we have signed: more companies have been choosing to take a single-use POP IP licence for each process iteration, rather than take a multiple-use licence that would allow them to make several chip designs on that process.

ARM’s physical IP dollar licence revenue in Q2 was down 37% year-on-year (down 31% in sterling), at a similar level to the prior quarter. This fall year-on-year is due to strong licencing throughout 2015, the timing of engineering milestones, and the trend to more single-use POP IP licenses.

Technology Design Wins and Ecosystem Development

Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:

•	Fujitsu revealing that the next generation of supercomputer for the RIKEN Advanced Institute for Computational Science will be based on ARM technology

•	Cavium announcing Thunder X2, its second generation of ARM-based chips for server applications

•	Applied Micro making available Mudan, a reference platform for Ceph storage servers

•	NASA selecting the ARM architecture for its High Performance Spaceflight Computing (HPSC) Processor Chiplet program to provide optimal power-to-performance for upgradeability, software availability, ease of use, and cost.

•	Xilinx announcing new additions to its Zync MPSoC portfolio of ARM-based chips including the "CG" family based on quad Cortex-A53, dual Cortex-R5 and Mali graphics processors. These are targeting a breadth of markets, including motor control, sensor fusion, medical endoscopy, and handheld radios.

•	NXP announcing four members of the QorIQ LS2 family of networking processors based on the Cortex-A72 and NXP’s second-generation packet-processing hardware.

•	Mellanox announcing a new SoC family that integrates its ConnectX Ethernet-adapter designs with the Tilera processor technology acquired with EZchip. Code-named BlueField, the new SoCs will have up to 16 ARM Cortex-A72 cores.

•	Broadcom launching its first ARMv8-A StrataGX SoCs with Cortex-A57 CPUs and a host of accelerators for realizing virtual network functions.

More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties

Q2 royalty revenue was generated from the shipment of 3.6 billion ARM processor-based chips, up 9% year-on-year.

Q2 2016 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	26%	Mobile and connectivity	40%
Cortex-A	19%	Home	5%
Cortex-R	7%	Enterprise	13%
Cortex-M	48%	Embedded	42%

* Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip

During the quarter, approximately 250 million chips contained ARMv8-A processors. The proportion of smartphones containing ARMv8-A technology was similar to the previous quarter, at around 65%. 110 million chips contained a high number of cores enabled by ARM big.LITTLE technology. This takes the proportion of smartphones with a high core count to around 30% up from around 25% in the prior quarter. The proportion of smartphones containing Mali graphics processors also continued to rise. Two companies shipped their first chips containing ARM’s Mali graphics technology, taking the total number of Mali shippers to 29.

ARM’s physical IP dollar royalty revenue in Q2 2016 was up 18% year-on-year (up 25% in sterling).

Acquisition of Apical

On 18 May 2016, ARM announced it had acquired Apical Limited (Apical). Apical is a global leader in imaging and embedded computer vision technology that can be used in advanced smartphones and other consumer/industrial devices including IP cameras, digital stills cameras and tablets. The acquisition closed on 17 May 2016 for a consideration of £237.9 million paid in cash in full, and £13.6 million of contingent consideration.

Around 100 people, mainly R&D engineers, transferred to ARM. Over the next few years, ARM intends to increase investment to accelerate the development of this imaging and computer vision technology, to enable markets where visual computing can deliver a transformation in device capabilities and the way humans interact with machines.

See note 9 for more information.

People

At 30 June 2016, ARM had 4,227 full-time employees, compared with 4,064 at 31 March 2016, and 3,524 at 30 June 2015. At the end of Q2 the Group had 1,695 employees based in the UK, 957 in the US, 684 in Continental Europe, 537 in India and 354 in the Asia Pacific region.

Around 20% of ARM’s UK-based employees are non-British European Union nationals. The result of the referendum on the UK’s membership of the European Union increases the uncertainty around our ability to recruit and retain appropriately qualified people.

Use of non-IFRS measures

Included with the highlights and the commentary to the results are certain non-IFRS measures. We present normalised operating expenses and normalised profit from operations and normalised profit before and after tax. Normalised operating expenses are those that the Group manages on a day-to-day basis and largely reflect the cash flows of the business. All staff, including senior management, are remunerated according to the Group’s performance against the normalised results.

Normalised measures are adjusted to exclude exceptional items, share-based compensation charges including payroll taxes incurred and those provided on unvested awards, amortization of intangibles acquired with business combinations, other acquisition-related charges including third-party integration costs, profit or loss on disposal of investments, share of results of joint venture and costs of associate undertakings. Where such non-IFRS measures are presented, we provide a reconciliation to the most directly comparable IFRS measures (see 12.8 to 12.11).

We believe that disclosing such non-IFRS measures enables analysts and investors to isolate and evaluate clearly the impact of the items detailed above on the financial performance of the Company. We believe this also allows for a fuller understanding of performance from year to year. Management believes that this provides analysts and investors with valuable additional information which gives them an improved insight into the business.

It should be noted that the non-IFRS measures presented are adjusted items and that all items for which the non-IFRS measures are adjusted are included in our reported financial information because they represent real costs of our business in the periods presented. As a result, non-IFRS measures merely allow investors to differentiate among different kinds of costs and they should not be used in isolation.

We present a net cash figure which includes all cash instruments, being cash, cash equivalents, short and long term deposits and similar instruments, net of any borrowings and accrued interest. The different classifications are more related to the length and maturity profile of the instruments rather than the underlying asset itself. As these can move from one classification to another between periods, presenting them in aggregate is a more consistent measure of the overall balance. Similarly, a net cash generation number is shown to demonstrate the movement in net cash that has arisen excluding those items that are more financing in nature, thereby reflecting the cash flows purely from the normal business operations. These include dividends and share buybacks, share awards, investment and acquisition consideration, and other acquisition-related cash flows, which can be large and irregular and can detract from the cash being generated from ongoing operations.

We also present revenues in US dollars since this is the predominant currency in which the revenues are received. This gives a clearer indication of the underlying revenue performance since it largely eliminates foreign exchange rate movements.

Principal risks and uncertainties

The principal risks and uncertainties faced by the Group in 2016 are included within the “Risk management” section of the 2015 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2015 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that are expected to materially impact the Group. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable for multiple reasons, including movements in currency exchange rates, which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; and ARM may find it difficult to recruit and retain appropriately qualified people in order to achieve its growth ambitions.

ARM Holdings plc

Consolidated balance sheet - IFRS

	30 June	31 December
	2016	2015
	Unaudited	Audited
Assets	£m	£m
Current assets:
Cash and cash equivalents	97.6	40.5
Short-term deposits and similar instruments	654.4	617.8
Embedded derivatives	18.7	6.9
Accounts receivable (see note 6)	221.5	183.7
Available-for-sale financial assets (see note 3)	47.3	23.1
Prepaid expenses and other assets	50.7	51.6
Current tax assets	15.6	22.9
Inventories: finished goods	1.7	1.8
Total current assets	1,107.5	948.3

Non-current assets:
Long-term deposits and similar instruments	113.8	298.0
Loans and receivables	4.2	6.0
Available-for-sale financial assets (see note 3)	12.5	11.6
Investment in joint venture (see note 8)	4.0	2.6
Prepaid expenses and other assets	4.0	1.4
Property, plant and equipment	71.6	61.6
Goodwill	874.2	650.7
Other intangible assets	182.1	92.0
Deferred tax assets	35.9	48.0
Total non-current assets	1,302.3	1,171.9
Total assets	2,409.8	2,120.2

Liabilities
Current liabilities:
Accounts payable	7.7	12.7
Fair value of currency exchange contracts	18.5	3.2
Short-term borrowings (see note 9)	55.0	-
Accrued and other liabilities (see note 6)	105.2	100.7
Finance lease liabilities	6.1	5.2
Current tax liabilities	20.0	30.6
Deferred revenue	116.4	110.1
Total current liabilities	328.9	262.5

Non-current liabilities:
Accrued and other liabilities	4.9	6.3
Finance lease liabilities	10.6	6.1
Deferred tax liabilities	3.2	3.2
Deferred revenue	44.0	44.5
Total non-current liabilities	62.7	60.1
Total liabilities	391.6	322.6
Net assets	2,018.2	1,797.6

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	29.9	27.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,324.0	1,213.3
Revaluation reserve	36.9	17.7
Cumulative translation adjustment	211.0	123.0
Total equity	2,018.2	1,797.6

ARM Holdings plc

Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2016	30 June 2015	30 June 2016	30 June 2015
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	267.6	228.5	544.1	456.0

Cost of revenues	(10.3)	(8.9)	(20.0)	(19.5)

Gross profit	257.3	219.6	524.1	436.5

Research and development	(90.9)	(65.5)	(177.2)	(128.0)
Sales and marketing	(27.9)	(24.1)	(55.9)	(49.0)
General and administrative	(43.8)	(37.7)	(86.5)	(65.7)

Total operating expenses	(162.6)	(127.3)	(319.6)	(242.7)

Profit from operations	94.7	92.3	204.5	193.8

Investment income, net	2.8	3.1	5.9	6.1
Share of results in joint venture	(1.6)	(0.7)	(2.4)	(1.8)

Profit before tax	95.9	94.7	208.0	198.1
Tax	(5.9)	(17.6)	(26.5)	(36.0)

Profit for the period	90.0	77.1	181.5	162.1

Earnings per share
Basic and diluted earnings	90.0	77.1	181.5	162.1

Number of shares (millions)
Basic weighted average number of shares	1,407.8	1,410.8	1,407.4	1,409.4
Effect of dilutive securities: Share options and awards	10.3	11.3	11.2	12.6
Diluted weighted average number of shares	1,418.1	1,422.1	1,418.6	1,422.0

Basic EPS (pence)	6.4	5.5	12.9	11.5
Diluted EPS (pence)	6.3	5.4	12.8	11.4

Diluted earnings per ADS (cents)	25.5	25.6	51.3	53.8

All activities relate to continuing operations.

All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2016	30 June 2015	30 June 2016	30 June 2015
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	90.0	77.1	181.5	162.1
Other comprehensive income/(loss)*:
Currency translation adjustment	60.4	(39.2)	88.0	(9.6)
Unrealised holding gain on available-for-sale financial assets (net of tax of £2.9 million (H1 2016: £5.0 million))	11.5	-	19.2	-
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	-	-	-	(4.3)
Other comprehensive income/(loss) for the period	71.9	(39.2)	107.2	(13.9)
Total comprehensive income for the period	161.9	37.9	288.7	148.2

*These items may be reclassified to the income statement if certain conditions are met.

ARM Holdings plc

Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2016	30 June 2015
	Unaudited	Unaudited
	£m	£m
Operating activities
Profit before tax	208.0	198.1
Investment income (net of interest payable and similar charges)	(5.9)	(6.1)
Share of results of joint venture	2.4	1.8
Profit from operations	204.5	193.8
Depreciation and amortisation of property, plant, and equipment, and intangible assets	27.1	19.8
Compensation charge in respect of share-based payments	41.7	33.5
Profit on disposal of available-for-sale financial assets	-	(5.3)
Loss on disposal of property, plant, and equipment	0.3	-
Non-cash foreign currency gains and losses	13.0	(0.5)
Movement in fair value of currency exchange contracts	15.3	(9.0)
Movement in fair value of embedded derivatives	(11.8)	3.3
Changes in working capital:
Accounts receivable	(36.4)	0.6
Prepaid expenses and other assets, and inventories	(1.5)	(9.2)
Deferred revenue	5.3	(18.5)
Accounts payable and accrued and other liabilities	(19.6)	(2.4)
Cash generated by operations before tax	237.9	206.1
Income taxes paid	(23.4)	(35.7)
Net cash from operating activities	214.5	170.4

Investing activities
Interest received (net of interest paid of £0.2m (2015: £0.1m))	5.7	3.7
Purchases of property, plant and equipment	(15.6)	(12.6)
Purchases of other intangible assets	(5.3)	(7.0)
Purchases of available-for-sale financial assets	(0.9)	(3.0)
Proceeds on disposal of available-for-sale financial assets	0.6	5.1
Inflows/(outflows) on short and long-term deposits	147.8	(42.8)
Increase in net investment in joint venture (see note 8)	(1.6)	(1.0)
Provision of loan to joint venture (see note 8)	-	(1.8)
Purchases of subsidiaries, net of cash acquired	(230.4)	(2.5)
Net cash used in investing activities	(99.7)	(61.9)

Financing activities
Proceeds received on issuance of ordinary share capital	2.7	-
Proceeds received on issuance of shares from treasury	2.3	3.0
Purchase of own shares	(37.1)	(45.2)
Dividends paid to shareholders	(79.3)	(63.5)
Proceeds from short-term borrowings	80.0	-
Repayment of short-term borrowings	(25.0)	-
Repayment of finance lease liabilities	(3.1)	(2.7)
Net cash used in financing activities	(59.5)	(108.4)

Net increase in cash and cash equivalents	55.3	0.1
Cash and cash equivalents at beginning of period	40.5	54.1
Effect of foreign exchange rate changes	1.8	(0.8)
Cash and cash equivalents at end of period	97.6	53.4

ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the period	-	-	-	-	162.1	-	-	162.1
Other comprehensive loss:
Currency translation adjustment	-	-	-	-	-	-	(9.6)	(9.6)
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	-	-	-	-	-	(4.3)	-	(4.3)
Total comprehensive income/(loss) for the period (H1 2015)	-	-	-	-	162.1	(4.3)	(9.6)	148.2
Dividends (see note 5)	-	-	-	-	(63.5)	-	-	(63.5)
Purchase of own shares	-	-	-	-	(45.2)	-	-	(45.2)
Proceeds from sale of own shares	-	-	-	-	3.0	-	-	3.0
Credit in respect of employee share schemes	-	-	-	-	33.5	-	-	33.5
Movement on tax arising on share options and awards	-	-	-	-	3.5	-	-	3.5
	-	-	-	-	(68.7)	-	-	(68.7)
At 30 June 2015 (unaudited)	0.7	24.9	354.3	61.4	1,085.2	-	81.3	1,607.8

At 1 January 2016 (audited)	0.7	27.2	354.3	61.4	1,213.3	17.7	123.0	1,797.6
Profit for the period	-	-	-	-	181.5	-	-	181.5
Other comprehensive income:
Currency translation adjustment	-	-	-	-	-	-	88.0	88.0
Unrealised holding gain on available-for-sale financial assets (net of tax of £5.0 million)	-	-	-	-	-	19.2	-	19.2
Total comprehensive income for the period (H1 2016)	-	-	-	-	181.5	19.2	88.0	288.7
Dividends (see note 5)	-	-	-	-	(79.3)	-	-	(79.3)
Purchase of own shares	-	-	-	-	(37.1)	-	-	(37.1)
Shares issued on exercise of share awards	-	2.7	-	-	-	-	-	2.7
Proceeds from sale of own shares	-	-	-	-	2.3	-	-	2.3
Credit in respect of employee share schemes	-	-	-	-	41.7	-	-	41.7
Movement on tax arising on share options and awards	-	-	-	-	1.6	-	-	1.6
	-	2.7	-	-	(70.8)	-	-	(68.1)
At 30 June 2016 (unaudited)	0.7	29.9	354.3	61.4	1,324.0	36.9	211.0	2,018.2

*	Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**	Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***	Revaluation reserve. The Group includes on its balance sheet equity investments, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement).

Notes to the Financial Information

(1) Basis of preparation and accounting policies

The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2015) comprises the consolidated balance sheets at 30 June 2016 and 31 December 2015, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2016 and 2015, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2016 and 2015, together with related notes. This condensed set of consolidated interim financial information for the six months ended 30 June 2016 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”, as adopted by the European Union. This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with IFRSs as adopted by the European Union.

Critical accounting estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015, with the exception of goodwill and intangibles valuation, operating segments and tax provisions.

Intangible assets and goodwill acquired as part of the acquisition of Apical have been valued using standard valuation techniques using an independent third-party to provide valuation advice. Two operating segments are now formally presented within the interim statements since non-IP Group costs are now considered likely to be material in the full year financial statements. Following the receipt of correspondence from a tax authority, management has judged that a tax provision of £11.5 million should be released.

(2) Going concern

At 30 June 2016 the Group had cash, cash equivalents and short- and long-term deposits, net of borrowings, of £805.2 million (31 December 2015: £950.9 million). The highly cash generative nature of the business enabled the Group to have normalised cash generation in the first half of 2016 of £208.5 million (see note 12.6), after dividend payments of £79.3 million, share buy-backs of £37.1 million, and outflows from investments and acquisitions of £230.8 million.

After reviewing the 2016 budget and longer-term plans, the directors have a reasonable expectation that the Group has adequate resources to continue as a going concern. Having re-assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing its condensed interim financial statements.

(3) Financial risk management

(3.1) Financial risk factors

The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk. This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

There have been no changes to the risk management policy since the year ended 31 December 2015.

(3.2) Valuation hierarchy

The Group classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

(3) Financial risk management (continued)

(3.2) Valuation hierarchy

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits and similar instruments, loans and receivables, accounts and other payables, and short-term borrowings approximate to their carrying amount.

As at 30 June 2016, the Group’s financial instrument assets consisted of embedded derivatives (level 2) of £18.7 million (31 December 2015: £6.9 million), available-for-sale financial assets (level 1) of £47.3 million (current) (31 December 2015: £23.1 million (current)) and available-for-sale financial assets (level 3) of £12.5 million (non-current) (31 December 2015: £11.6 million (non-current)).

As at 30 June 2016, the Group’s financial instrument liabilities consisted of currency exchange contracts at fair value through the income statement (level 2) of £18.5 million (31 December 2015: £3.2 million), and contingent consideration on a business combination at fair value of £14.5 million (level 3). The Group had no level 1 financial instrument liabilities as at 30 June 2016 (31 December 2015: £nil).

There were no transfers between levels for the period to 30 June 2016. During 2015 there was a transfer out of level 3 and into level 1 financial instrument assets. This was a result of a previously unlisted available-for-sale financial asset listing on a globally recognised stock exchange. This financial asset is considered to be a current level 1 asset since it has an active market. There were no other transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

The level 1 available-for-sale financial asset consists of a listed equity investment, classified as a current asset. The fair value is determined with reference to prices quoted on the relevant exchange at the balance sheet date.

Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options. The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, for example, through the occurrence of funding or other transactions in the relevant entity's equity instruments. Whilst it is conceivable that a key assumption in the level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

There have been no changes in valuation techniques during the period ended 30 June 2016.

Level 3 financial liabilities consist of contingent consideration on a business combination (see note 9). The estimated fair value of the contingent consideration is based on the net present value of the expected outcome of future events on which the contingent consideration is calculated. Whilst it is conceivable that a key assumption in the level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

Available-for-sale financial assets (non-current – level 3)	Six months ended 30 June 2016	Year ended 31 December 2015
	£m	£m
Opening fair value	11.6	23.7
Additions	0.9	3.8
Disposals	-	(15.0)
Transfer to current	-	(3.8)
Foreign exchange translation	-	0.4
Revaluation recognised through other comprehensive income	-	2.8
Impairment recognised through income statement within general and administrative expenses	-	(0.3)
Closing fair value	12.5	11.6

(3) Financial risk management (continued)

(3.2) Valuation hierarchy

Included within the £15.0 million disposals in 2015 noted in the above table were £8.8 million ($12.9 million) of convertible loan notes in Sunrise Micro Devices, Inc. which were converted on acquisition on 15 April 2015. There were no disposals during the six months ended 30 June 2016.

(4) Share-based payment costs

Included within the consolidated income statement for the quarter ended 30 June 2016 are share-based payment costs (including related payroll taxes) of £24.7 million (Q2 2015: £17.9 million), allocated £0.7 million (Q2 2015: £0.5 million) in cost of revenues, £17.3 million (Q2 2015: £11.8 million) in research and development expenses, £3.5 million (Q2 2015: £3.0 million) in sales and marketing expenses and £3.2 million (Q2 2015: £2.6 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2016 are total share-based payment costs (including related payroll taxes) of £45.0 million (H1 2015: £37.2 million), allocated £1.3 million (H1 2015: £1.1 million) in cost of revenues, £31.2 million (H1 2015: £24.3 million) in research and development expenses, £6.5 million (H1 2015: £6.3 million) in sales and marketing expenses and £6.0 million (H1 2015: £5.5 million) in general and administrative expenses.

(5) Dividends and post balance sheet events

	Six months ended 30 June 2016	Six months ended 30 June 2015
	£m	£m
Final dividend 2014 paid at 4.50 pence per share	-	63.5
Final dividend 2015 paid at 5.63 pence per share	79.3	-
	79.3	63.5

On 18 July 2016 it was announced that the board of directors of SoftBank Group Corp (“Softbank”) and ARM have reached agreement on the terms of a recommended all cash acquisition of the entire issued share capital and to be issued share capital, in order to satisfy the vesting of existing employee share schemes, of ARM by SoftBank. Under the terms of the agreement each ARM shareholder will be entitled to receive 1,700 pence per share in the event that the transaction completes. The financial impact of this is currently being considered, but will include the cost of accelerating any unvested share awards.

ARM shareholders who are on the register of members as at close of business on 8 September 2016, or at close of business on the business day prior to the acquisition date if earlier, will be entitled to receive and retain an interim dividend of 3.78 pence per share, which will be paid on 10 October 2016, or if earlier the acquisition date, without any reduction of the offer consideration payable under the acquisition.

ARM shareholders will also be entitled to receive and retain any future dividends in the ordinary course with a record date prior to the acquisition date, without any reduction of the offer consideration payable under the acquisition. In particular, those ARM shareholders who are on the register of members as at close of business on 20 April 2017 (being the record date for the 2016 final dividend) will be entitled to receive and retain the 2016 final dividend for the period to 31 December 2016 of up to 6.76 pence per share that is expected to be paid on 11 May 2017.  If the acquisition date occurs before the record date of any ordinary course dividend, ARM shareholders will not be entitled to receive such dividend.

(6) Accounts receivable and accrued and other liabilities

Included within accounts receivable at 30 June 2016 are £34.8 million (2015: £51.2 million) of amounts recoverable on contracts (AROC). This movement is a result of the maturity profile of ARM’s products, and invoicing milestones within contracts.

Included within accrued and other liabilities is £10.7 million (2015: £11.4 million) relating to the provision for payroll taxes on share awards, £7.8 million (2015: £28.2 million) relating to employee bonus and sales commission provisions, and £14.5 million relating to contingent consideration on the acquisition of Apical Limited (see note 9).

(7) Related party transactions

During the six months ended 30 June 2015 the Group incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Group, representing the committed aggregate contributions to Linaro for two years to 30 June 2017. In respect of the subscription fees, the Group was invoiced £1.9 million during the six months to 30 June 2016 (2015: £1.8 million). As at 30 June 2016, £1.1 million (2015: £1.1 million) was owing to Linaro.

In addition, the Group provided consulting and other services to Linaro amounting to £0.7 million for the six months ended 30 June 2016 (2015: £0.7 million). All fees have been charged in accordance with the terms of the agreement. As at 30 June 2016, £0.4 million (2015: £0.4 million) was owed to the Group.

No other related party transactions have occurred in the six months to 30 June 2016.

(8) Investment in joint ventures

Trustonic Limited

In 2012 the Group invested £7.5 million ($12 million) in a joint venture, Trustonic Limited, with a further investment during 2013 amounting to £3.7 million (€4.4 million), maintaining a 40% shareholding. The other two joint venture parties each owned 30% of the joint venture. With the establishment of industry standards and demand for security enhanced services, the focus of Trustonic is to accelerate the wide deployment of secure, smart devices.

The joint venture was reorganised in May 2015 such that the shareholding of one party was acquired by the other two joint venture members. The joint venture is now controlled and owned equally by ARM and one other party, both with 50% shareholdings as at 30 June 2016. The reorganisation generated goodwill of £1.4 million which is included in the Group’s investment carrying value below of £2.4 million.

In March 2016 the loan owing to both ARM and the other joint venture party along with accrued interest, was converted into equity resulting in an additional investment of £2.1 million (€2.7 million). In addition, there was a further equity investment by both joint venture parties amounting to £1.6 million (€2.0 million). The Group’s share of the operating loss for the six months ending 30 June 2016 amounts to £2.2 million (2015: £3.1 million).

ARM Innovation Ecosystem Accelerator Co. Ltd

In December 2015, the Group invested £1.6 million (CNY 15.9 million) in a joint venture, ARM Innovation Ecosystem Accelerator Co. Ltd (AIEA) (a company incorporated in PR China), representing a 49.9% shareholding. The collaboration creates an Internet of Things one-stop shop for start-ups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM ecosystem. This investment has been classified as a joint venture since the Group and its venture partner have joint control over the relevant activities of the business, including the appointment of directors and the determination of the operations of the company. The Group’s share of the operating loss for the six months ending 30 June 2016 amounts to £0.2 million.

	Six months ended 30 June 2016	Year ended 31 December 2015
Investment in joint ventures	£m	£m

Balance at start of period	2.6	3.0
Net additional investment from joint venture reorganisation	3.7	2.7
Share of results for the period	(2.4)	(3.1)
Foreign currency translation	0.1	-
Balance at end of the period	4.0	2.6

(9) Acquisitions

The Group acquired the entire share capital of Apical Limited on 17 May 2016 for consideration of £251.5 million.

Apical is a global leader in imaging and embedded computer vision technology that will allow next generation devices to understand and act intelligently on information from their environment. Apical is one of the UK's fastest-growing technology companies and its advanced imaging products are used in more than 1.5 billion smartphones and approximately 300 million other consumer/industrial devices including IP cameras, digital stills cameras and tablets.

Apical technology extends ARM's product portfolio in existing markets such as smartphones and cameras. The acquisition also supports ARM's long term growth strategy by enabling new imaging products for next generation vehicles, security systems, robotics, mobile and any consumer, smart building, industrial or retail application where intelligent image processing is needed. Apical's technology will complement the ARM® Mali™ graphics, display and video processor roadmap with products including:

Spirit™: A power-efficient computer vision technology, Spirit gives ARM and its partners the ability to address opportunities anywhere that advanced image computing can deliver innovation. It comprises dedicated silicon IP blocks that deliver an on-chip computer vision capability by converting raw sensor data or video into a machine-readable representation of an image.

Assertive Display®: Based on more than a decade's research into human vision, Assertive Display enables screens to adapt to changes in light by overcoming brightness limitations while reducing power consumption.

Assertive Camera™: Configured as a range of image signal processors (ISPs) and software packages, Assertive Camera delivers advances in performance including high dynamic range, noise reduction and colour management.

The Group paid a premium for the company giving rise to goodwill.  The goodwill on Apical relates to the estimated additional value from synergies expected to arise from i) development of future generations of the acquired intellectual property, and ii) addition of Apical's growing portfolio of new patents and licensees to ARM’s existing technology, as well as the workforce in place. All intangible assets were recognised at their provisional fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of acquisition.

£m

Cash	7.5
Accounts receivable	1.3
Other current assets	1.7
Property, plant and equipment	0.7
Intangible assets	96.5
Accrued and other liabilities	(2.3)
Deferred tax liabilities	(9.7)
Net assets acquired	95.7
Goodwill	155.8
Consideration	251.5

The consideration consists of £237.9 million paid in cash in full, and £13.6 million of contingent consideration.  £13.1 million of the contingent consideration is denominated in USD ($18.8 million) and will therefore be revalued at each period end date.  The total liability at 30 June 2016 amounts to £14.5 million. The contingent consideration payable to the shareholders is principally contingent on a separate consultancy arrangement being in place for a period of 6 months post acquisition. Under that arrangement the Group is charged a market rate for the services provided, which will be recognised as an expense. The potential undiscounted consideration payable that the Group could be required to make under this arrangement is either $nil or $15 million. All transaction expenses incurred by the Group have been charged to the income statement.

A short-term loan amounting to £80.0 million was used to fund the acquisition, with £55.0 million being outstanding as at 30 June 2016. The loan was fully repaid on 11 July 2016.

From 17 May 2016 to 30 June 2016, the acquisition of Apical contributed £1.0 million in revenue and incurred a pre-tax profit of £0.1 million. If Apical had been consolidated from 1 January 2016, the consolidated income statement would have included £6.9 million of revenue and £0.4 million pre-tax profit (excluding costs incurred pre-acquisition directly attributable to the transaction).

 (10) Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

(11) Segmental reporting

As at 30 June 2016 and 31 December 2015, the Group was organised as two operating segments, namely the IP Group (IPG) and Other which includes the revenue and costs that are not attributable to IPG.  This structure reflects the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information for the purpose of allocating resources and assessing performance. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Group.

Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, software and tools and services), the costs, operating results and balance sheets are not analysed on this basis. Further, the information provided to the CODM is based on normalised profit before tax and therefore this information is provided as well as the equivalent profit stated under IFRS.

Business segment information

Six months ended 30 June 2016	IPG £m	Other £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	539.5	4.6	-	544.1
Operating costs	(317.7)	(16.6)	(5.3)	(339.6)
Investment income, net	-	-	5.9	5.9
Share of results of joint venture	-	-	(2.4)	(2.4)
Profit/(loss) before tax	221.8	(12.0)	(1.8)	208.0
Tax	-	-	(26.5)	(26.5)
Profit/(loss) for the period	221.8	(12.0)	(28.3)	181.5
Reconciliation to normalised profit before tax
Share-based payment costs including payroll taxes	43.6	1.4	-	45.0
Intangible amortisation and acquisition-related charges	9.7	2.5	-	12.2
Share of results of joint ventures	-	-	2.4	2.4
Normalised profit/(loss) before tax for the period	275.1	(8.1)	0.6	267.6

Goodwill	833.4	40.8	-	874.2
Revenues (USD)	779.0	6.6	-	785.6

(11) Segmental reporting (continued)

Six months ended 30 June 2015	IPG £m	Other £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	455.3	0.7	-	456.0
Operating costs	(260.0)	(6.4)	4.2	(262.2)
Investment income, net	-	-	6.1	6.1
Share of results of joint venture	-	-	(1.8)	(1.8)
Profit/(loss) before tax	195.3	(5.7)	8.5	198.1
Tax	-	-	(36.0)	(36.0)
Profit/(loss) for the period	195.3	(5.7)	(27.5)	162.1
Reconciliation to normalised profit before tax
Share-based payment costs including payroll taxes	36.6	0.6	-	37.2
Intangible amortisation and acquisition-related charges	5.0	0.6	-	5.6
Profit on disposal of available-for-sale financial assets	(5.3)	-	-	(5.3)
Linaro-related charges and share of results of joint venture	-	-	8.8	8.8

Normalised profit/(loss) before tax for the period	231.6	(4.5)	17.3	244.4

Goodwill	562.9	6.4	-	569.3
Revenues (USD)	704.1	1.1	-	705.2

There are no inter-segment revenues. The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole. Unallocated operating costs consist of foreign exchange gains and losses.

(12) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a fuller understanding of performance, that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint ventures, profit/(loss) on disposal of available-for-sale financial assets, and Linaro-related charges. We also present revenues in US dollars since this is the predominant currency in which the revenues are received. We also disclose net cash and normalised cash generation. Full reconciliations of Q2 2016, Q2 2015, H1 2016 and H1 2015, are shown in notes 12.8 to 12.11. All figures in £’million unless otherwise stated.

Summary normalised figures	Q2 2016	Q2 2015	Q1 2016	H1 2016	H1 2015

Revenues	267.6	228.5	276.4	544.1	456.0
Revenues ($m)	387.6	357.1	398.0	785.6	705.2
ARM’s effective exchange rate ($/£)	1.45	1.56	1.44	1.44	1.55

Gross margin	96.4%	96.3%	96.7%	96.6%	96.0%
Operating expenses	130.7	99.3	132.9	263.7	199.3
Profit from operations	127.3	120.8	134.4	261.7	238.3
Operating margin	47.6%	52.9%	48.6%	48.1%	52.3%

Profit before tax	130.1	123.9	137.5	267.6	244.4
Earnings per share (diluted)	8.6p	7.3p	8.2p	16.8p	14.4p

Net cash (net of accrued interest)	805.2	903.8	1,005.9	805.2	903.8
Normalised cash generation	127.9	93.3	80.6	208.5	161.8

	(12.1)	(12.2)
	30 June 2016	31 December 2015

Cash and cash equivalents	97.6	40.5
Short-term deposits and similar instruments	654.4	617.8
Long-term deposits and similar instruments	113.8	298.0
Less: Interest accrued	(5.6)	(5.4)
Less: short-term borrowings	(55.0)	-
Total net cash	805.2	950.9

	(12.3)	(12.4)	(12.5)	(12.6)	(12.7)
	Q2 2016	Q2 2015	Q1 2016	H1 2016	H1 2015

Cash at end of period (as above)	805.2	903.8	1,005.9	805.2	903.8
Less: cash at beginning of period	(1,005.9)	(921.8)	(950.9)	(950.9)	(861.7)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	230.5	1.6	0.3	230.8	0.4
Add back: Cash outflow from investment in and loans to joint ventures	-	2.0	1.6	1.6	2.8
Add back: Cash outflow from acquisition-related charges	3.9	0.7	0.7	4.6	1.5
Add back: Cash outflow from payment of dividends	79.3	63.5	-	79.3	63.5
Add back: Cash outflow from purchase of own shares	18.8	45.2	18.3	37.1	45.2
Add back: Cash outflow from share-based payroll taxes	0.3	0.4	3.8	4.1	7.6
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.9	1.8	1.7
Less: Cash inflow from exercise of share options and awards	(5.1)	(3.0)	-	(5.1)	(3.0)
Normalised cash generation	127.9	93.3	80.6	208.5	161.8

(12.8) Normalised income statement for Q2 2016

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Share of results of joint ventures	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	267.6	-	267.6	-	-	267.6

Cost of revenues	(9.6)	(0.7)	(10.3)	-	-	(10.3)

Gross profit	258.0	(0.7)	257.3	-	-	257.3

Research and development	(67.9)	(17.3)	(85.2)	(5.7)	-	(90.9)
Sales and marketing	(24.2)	(3.5)	(27.7)	(0.2)	-	(27.9)
General and administrative	(38.6)	(3.2)	(41.8)	(2.0)	-	(43.8)
Total operating expenses	(130.7)	(24.0)	(154.7)	(7.9)	-	(162.6)

Profit from operations	127.3	(24.7)	102.6	(7.9)	-	94.7

Investment income, net	2.8	-	2.8	-	-	2.8
Share of results of joint ventures	-	-	-	-	(1.6)	(1.6)

Profit before tax	130.1	(24.7)	105.4	(7.9)	(1.6)	95.9
Tax	(7.8)	0.6	(7.2)	1.3	-	(5.9)

Profit for the period	122.3	(24.1)	98.2	(6.6)	(1.6)	90.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.1		1,418.1			1,418.1
Earnings per share – pence	8.6		6.9			6.3

ADSs outstanding (millions)	472.7		472.7			472.7
Earnings per ADS – cents	34.6		27.7			25.5

Notes:

i) The share-based payment charge as disclosed above includes share-based payroll taxes amounting to £3.1 million.

ii) Acquisition related charges include integration costs amounting to £0.6 million.

(12.9) Normalised income statement for Q2 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Loss on disposal of investments	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	228.5	-	228.5	-	-	-	228.5

Cost of revenues	(8.4)	(0.5)	(8.9)	-	-	-	(8.9)

Gross profit	220.1	(0.5)	219.6	-	-	-	219.6

Research and development	(51.1)	(11.8)	(62.9)	(2.6)	-	-	(65.5)
Sales and marketing	(21.1)	(3.0)	(24.1)	-	-	-	(24.1)
General and administrative	(27.1)	(2.6)	(29.7)	(0.6)	(0.4)	(7.0)	(37.7)
Total operating expenses	(99.3)	(17.4)	(116.7)	(3.2)	(0.4)	(7.0)	(127.3)

Profit from operations	120.8	(17.9)	102.9	(3.2)	(0.4)	(7.0)	92.3

Investment income, net	3.1	-	3.1	-	-	-	3.1
Share of results of joint venture	-	-	-	-	-	(0.7)	(0.7)

Profit before tax	123.9	(17.9)	106.0	(3.2)	(0.4)	(7.7)	94.7
Tax	(20.3)	0.9	(19.4)	0.3	0.1	1.4	(17.6)

Profit for the period	103.6	(17.0)	86.6	(2.9)	(0.3)	(6.3)	77.1

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,422.1		1,422.1				1,422.1
Earnings per share – pence	7.3		6.1				5.4

ADSs outstanding (millions)	474.0		474.0				474.0
Earnings per ADS – cents	34.4		28.7				25.6

Note: The share-based payment charge as disclosed above includes share-based payroll taxes amounting to £1.2 million.

(12.10) Normalised income statement for H1 2016

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Share of results of joint ventures	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	544.1	-	544.1	-	-	544.1

Cost of revenues	(18.7)	(1.3)	(20.0)	-	-	(20.0)

Gross profit	525.4	(1.3)	524.1	-	-	524.1

Research and development	(136.1)	(31.2)	(167.3)	(9.9)	-	(177.2)
Sales and marketing	(49.1)	(6.5)	(55.6)	(0.3)	-	(55.9)
General and administrative	(78.5)	(6.0)	(84.5)	(2.0)	-	(86.5)
Total operating expenses	(263.7)	(43.7)	(307.4)	(12.2)	-	(319.6)

Profit from operations	261.7	(45.0)	216.7	(12.2)	-	204.5

Investment income, net	5.9	-	5.9	-	-	5.9
Share of results of joint ventures	-	-	-	-	(2.4)	(2.4)

Profit before tax	267.6	(45.0)	222.6	(12.2)	(2.4)	208.0
Tax	(28.6)	(0.3)	(28.9)	2.4	-	(26.5)

Profit for the period	239.0	(45.3)	193.7	(9.8)	(2.4)	181.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.6		1,418.6			1,418.6
Earnings per share – pence	16.8		13.7			12.8

ADSs outstanding (millions)	472.9		472.9			472.9
Earnings per ADS – cents	67.6		54.8			51.3

Notes:

i) The share-based payment charge as disclosed above includes share-based payroll taxes amounting to £3.3 million.

ii) Acquisition related charges include integration costs amounting to £0.6 million.

(12.11) Normalised income statement for H1 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Profit on disposal of invest-ments	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	456.0	-	456.0	-	-	-	456.0

Cost of revenues	(18.4)	(1.1)	(19.5)	-	-	-	(19.5)

Gross profit	437.6	(1.1)	436.5	-	-	-	436.5

Research and development	(98.9)	(24.3)	(123.2)	(4.8)	-	-	(128.0)
Sales and marketing	(42.7)	(6.3)	(49.0)	-	-	-	(49.0)
General and administrative	(57.7)	(5.5)	(63.2)	(0.8)	5.3	(7.0)	(65.7)
Total operating expenses	(199.3)	(36.1)	(235.4)	(5.6)	5.3	(7.0)	(242.7)

Profit from operations	238.3	(37.2)	201.1	(5.6)	5.3	(7.0)	193.8

Investment income, net	6.1	-	6.1	-	-	-	6.1
Share of results of joint venture	-	-	-	-	-	(1.8)	(1.8)

Profit before tax	244.4	(37.2)	207.2	(5.6)	5.3	(8.8)	198.1
Tax	(39.6)	2.5	(37.1)	0.8	(1.1)	1.4	(36.0)

Profit for the period	204.8	(34.7)	170.1	(4.8)	4.2	(7.4)	162.1

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,422.0		1,422.0				1,422.0
Earnings per share – pence	14.4		12.0				11.4

ADSs outstanding (millions)	474.0		474.0				474.0
Earnings per ADS – cents	68.0		56.4				53.8

Note: The share-based payment charge as disclosed above includes share-based payroll taxes amounting to £3.7 million.

Statement of directors’ responsibilities

The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•	an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2016.

By order of the Board

26 July 2016

Chris Kennedy

Chief Financial Officer

Independent review report to ARM Holdings plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed ARM Holdings plc's condensed consolidated interim financial statements (the "interim financial statements") in the half-yearly financial report of ARM Holdings plc for the 6 month period ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

•	the consolidated balance sheet as at 30 June 2016;

•	the consolidated income statement and consolidated statement of comprehensive income for the period then ended;

•	the consolidated cash flow statement for the period then ended;

•	the consolidated statement of changes in shareholders' equity for the period then ended; and

•	the explanatory notes to the interim financial statements.

The interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Independent review report to ARM Holdings plc (continued)

PricewaterhouseCoopers LLP

Chartered Accountants

London

26 July 2016

a)	The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Notes

The results shown for Q2 2016, Q1 2016, Q2 2015, H1 2016, and H1 2015 are unaudited. The results shown for FY 2015 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2015 were approved by the Board of directors on 17 February 2016 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2016 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2015 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2015.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; Sunrise Micro Devices Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; Offspark BV; ARM Technologies Israel Ltd; and Apical Ltd.